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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               ---------------

                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        CASH AMERICA INTERNATIONAL, INC.
                                (Name of issuer)

                        CASH AMERICA INTERNATIONAL, INC.
                      (Name of person(s) filing statement)

                               ---------------

                    Common Stock, par value $0.10 per share
                         (Title of class of securities)

                                  14754D 10 0
                     (CUSIP number of class of securities)

                                Hugh A. Simpson
                 Vice President - General Counsel and Secretary
                        Cash America International, Inc.
                            1600 West Seventh Street
                            Fort Worth, Texas 76102
                                 (817) 335-1100
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               ---------------

                                     COPY TO:
                               L.  Steven Leshin
                Jenkens & Gilchrist, a Professional Corporation
                                   Suite 3200
                                1445 Ross Avenue
                              Dallas, Texas 75202
                                 (214) 855-4500

                               ---------------

                               November 18, 1996
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
          $38,250,000                                     $7,650

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 4,500,000 shares at the maximum tender offer price per share of $8.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                 Filing Party: N/A

Form or Registration No.: N/A                               Date File: N/A

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         This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relates to the tender offer by Cash America International, Inc., a Texas corporation (the "Company"), to purchase up to 4,500,000 shares of its common stock, par value $0.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $8.50 nor less than $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
November 18, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Cash America International, Inc., a Texas corporation. The address of its principal executive offices is 1600 West Seventh Street, Fort Worth, Texas 76102.

         (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

         (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

         (d)     This Statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

         (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section
12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.





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ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages 16 through 26 of the Company's Annual Report incorporated by reference into the Company's Form 10-K for the fiscal year ended December 31, 1995, filed as exhibit (g)(1) hereto;
(ii) pages 16 through 26 of the Company's Annual Report incorporated by reference into the Company's Form 10-K for the fiscal year ended December 31, 1994, filed as exhibit (g)(2) hereto; and (iii) pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed as exhibit (g)(3) hereto, in each case, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a)     Not applicable.

         (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

         (d)     Not applicable.

         (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)                Form of Offer to Purchase dated November 18, 1996.
(a)(2)                Form of Letter of Transmittal.
(a)(3)                Form of Notice of Guaranteed Delivery.
(a)(4)                Form of  Letter  to  Brokers, Dealers,  Commercial  Banks,  Trust Companies  and  Other
                      Nominees.
(a)(5)                Form  of  Letter to  Clients  for  use  by Brokers,  Dealers,  Commercial Banks,  Trust
                      Companies and Other Nominees.
(a)(6)                Form of  Letter dated  November 18, 1996  to shareholders  from the Chairman  and Chief
                      Executive Officer of the Company.
(a)(7)                Form of Letter  from the Company  to participants  in the  Cash America  International,
                      Inc.  401(k) Savings Plan (the "Savings Plan"), including the form of Direction Form to
                      Charles Schwab Trust Company, as Trustee, from participants in the Savings Plan.
(a)(8)                Form of Press Release issued by the Company dated November 18, 1996.
(a)(9)                Form of Summary Advertisement dated November 18, 1996.
(a)(10)               Guidelines for Certification of Taxpayer Identification Number on Form W-9.
(b)                   Amended and Restated Senior Revolving Credit Facility Agreement (the "Senior  Revolving
                      Credit  Facility  Agreement")  among  the  Company, certain  financial  institutions as lenders,  and NationsBank  of Texas, N.A.,  dated June 19, 1996  (previously filed with the Commission as  Exhibit 10.1 to the Company's Quarterly Report on  Form 10-Q for the
                      quarter ended June 30, 1996, and incorporated by reference herein).
(c)                   Not applicable.





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
(d)                   Not applicable.
(e)                   Not applicable.
(f)                   Not applicable.
(g)(1)                Pages 16 through 26  of the Company's Annual Report incorporated by  reference into the
                      Company's  Form 10-K  for the  fiscal  year ended  December  31, 1995  (incorporated by reference from the Company's Form 10-K filed with the Commission on April 1, 1996).
(g)(2)                Pages 16 through 26 of the  Company's Annual Report incorporated by reference into  the
                      Company's  Form 10-K  for the  fiscal  year ended  December  31, 1994  (incorporated by reference from the Company's Form 10-K filed with the Commission on March 29, 1995).
(g)(3)                Pages 1 through 7 of the Company's  Quarterly Report on Form 10-Q for the quarter ended
                      September 30, 1996 (incorporated by reference  from the Company's Form 10-Q  filed with the Commission on November 13, 1996).





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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CASH AMERICA INTERNATIONAL, INC.

                                    By: /s/ Hugh A. Simpson
                                        ---------------------------------------
                                    Name:   Hugh A. Simpson
                                          -------------------------------------
                                    Title:  Vice President - General Counsel
                                            and Secretary
                                          -------------------------------------

Dated: November 18, 1996





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                               INDEX TO EXHIBITS

ITEM                  DESCRIPTION
----                  -----------
(a)(1)                Form of Offer to Purchase dated November 18, 1996.
(a)(2)                Form of Letter of Transmittal.
(a)(3)                Form of Notice of Guaranteed Delivery.
(a)(4)                Form  of  Letter  to Brokers,  Dealers,  Commercial Banks,  Trust  Companies  and Other
                      Nominees.
(a)(5)                Form  of  Letter to  Clients  for  use by  Brokers,  Dealers,  Commercial Banks,  Trust
                      Companies and other Nominees.
(a)(6)                Form of  Letter dated  November 18, 1996  to shareholders from  the Chairman  and Chief
                      Executive Officer of the Company.
(a)(7)                Form  of Letter  from the Company  to participants  in the  Cash America International,
                      Inc. 401(k) Savings Plan (the "Savings Plan"), including the form of Direction  Form to
                      Charles Schwab Trust Company, as Trustee, from participants in the Savings Plan.
(a)(8)                Form of Press Release issued by the Company dated November 18, 1996.
(a)(9)                Form of Summary Advertisement dated November 18, 1996.
(a)(10)               Guidelines for Certification of Taxpayer Identification Number on Form W-9.
(b)                   Amended  and Restated Senior Revolving Credit Facility Agreement (the "Senior Revolving
                      Credit  Facility Agreement")  among  the  Company, certain  financial  institutions  as lenders,  and NationsBank of  Texas, N.A., dated  June 19, 1996  (previously filed with the Commission as Exhibit 10.1 to  the Company's Quarterly Report on Form 10-Q for  the
                      quarter ended June 30, 1996, and incorporated by reference herein).
(c)                   Not applicable.
(d)                   Not applicable.
(e)                   Not applicable.
(f)                   Not applicable.
(g)(1)                Pages 16  through 26 of the Company's Annual  Report incorporated by reference into the
                      Company's  Form 10-K  for the  fiscal  year ended  December 31,  1995  (incorporated by reference from the Company's Form 10-K filed with the Commission on April 1, 1996).
(g)(2)                Pages 16 through 26  of the Company's Annual Report incorporated  by reference into the
                      Company's  Form 10-K  for the  fiscal  year ended  December 31,  1994  (incorporated by reference from the Company's Form 10-K filed with the Commission on March 29, 1995).
(g)(3)                Pages 1 through 7 of the Company's Quarterly  Report on Form 10-Q for the quarter ended
                      September 30, 1996 (incorporated  by reference from the Company's Form  10-Q filed with the Commission on November 13, 1996).





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